December 20, 2016

Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street. N.E.

Washington, DC 20549

Re:	ResMed Inc.
Form 10-K for the Fiscal Year Ended June 30, 2016
File No. 1-15317
Filed August 5, 2016

Dear Mr. James:

ResMed Inc. has the following responses to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission in its letter of November 29, 2016 relating to the above-referenced Annual Report on Form 10-K. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics from the Comment Letter in the order presented.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. “The second paragraph of the audit opinion refers to conducting audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Please amend your Form 10-K to include an audit report stating that the audits were conducted in accordance with the “standards of the Public Company Accounting Oversight Board (United States)” as required by AS 1.”

Response: We acknowledge the Staff’s comment and have advised our registered public accounting firm. We believe this represents only a minor deviation from the required form and confirm that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). As such, we do not believe the audit opinion is materially misleading and given there are no other requests requiring an amendment of the Form 10-K, we respectfully request that ResMed be allowed to address this change in future 10-K filings.

Note 2. Summary of Significant Accounting Policies

b. Revenue Recognition, page F-7

2. “You disclose that you provide discounts, special pricing, sales rebates, and price-breaks and you record the costs of all such programs as an adjustment to revenue. Please tell us, and disclose in future filings, when you record these amounts. Refer to ASC 605-50-25-3 and 605-50-45-2. Please explain and quantify for us the extent to which you recognize the consideration given to your customers at the date at which the sales incentive is offered instead of the date on which you recognize revenue.”

Response: We record the cost of all our sales incentive programs offered to customers at the time the related revenue is recognized as the form of the incentives relate directly to the delivery of the product or service provided. We do not recognize the consideration given to our customers at the date at which the sales incentive is offered. To address the Staff’s comment, we will disclose in our future filings that “We record the costs of all such programs as an adjustment to revenue at the time the related revenue is recognized”.

3. “Tell us the amounts recognized in your statements of operations for the incentive programs and their related classification for each period presented. Please refer to ASC 605-50-50-1 and confirm that you will disclose this information in future filings.”

Response: The total cost of the incentive programs for the years ended June 30, 2016, 2015 and 2014 (in USD thousands) were as follows:

	2016	2015	2014
Cost of incentive programs	$40,821	$23,902	$23,916
Net revenue	$1,838,713	$1,678,912	$1,554,973
% of Net revenue	2.2%	1.4%	1.5%

We recorded the cost of the incentive programs as a reduction to Net Revenue for each period presented. Based on the above table, we believe that the amounts relating to our incentive programs are insignificant and therefore are not required to be disclosed. We will continue to monitor the costs of these programs and will disclose the amounts in future filings if they become significant.

4. “Please tell us the extent to which you make estimates of the amount of your sales incentives. Refer to ASC 605-50-25-4, 25-7, 25-8, and 25-9.”

Response: The cost of the incentive programs included in #3 above that were subject to estimation for the years ended June 30, 2016, 2015 and 2014, were $32.2 million, $19.1 million and $20.0 million, respectively. These arrangements predominantly relate to rebate programs. Other than rebates, there are no estimates involved in our incentive programs, and the pricing is fixed at the sales date for all other incentive programs. The rebate programs are based on specified cumulative revenue or volume targets over periods that range from three months to one year. We recognize the rebate cost as a reduction of revenue based on an allocation of the rebate cost relative to the underlying revenue transactions. The amount of rebate obligations can be reasonably estimated as the periods are relatively short and we have historical experience with similar types of sales incentive programs, customers and products. Changes in the estimated rebate are recognized using a cumulative catch-up method, where the full effect of any change in estimate is immediately recorded as a revenue adjustment, based on actual results to date and a forecast for any remaining rebate period. Historically there have been no material changes to the original rebate estimates.

Note 9. Accrued Expenses, page F-16

5. “Please describe to us the transactions that resulted in the liability on receivables sold with recourse. Tell us the circumstances under which you enter these transactions and how often you have done so in the reported periods.”

Response: As disclosed in Note 19. Legal Actions and Contingencies, Contingent Obligations Under Recourse Provisions, page F-26, we use independent leasing companies to provide financing to certain customers for the purchase of our products. In some cases, we are contingently liable, in the event of a customer default, to the leasing companies, for unpaid installment receivables transferred to the leasing companies. The maximum potential amount of contingent liability under these arrangements at June 30, 2016 was $12.9 million, of which $4.6 million related to arrangements where we have full liability for any customer default, with the balance of $8.3 million relating to arrangements where we have limited recourse liability. At June 30, 2016 we recognized an asset of $4.6 million for the receivable associated with the full recourse arrangements. This was offset by a liability for the same amount of $4.6 million, which is the balance disclosed in Note 9. Accrued Expenses, page F-16.

Note 15. Segment Information, page F-23

6. “In your disclosure of revenues and long-lived assets by geographic area you aggregate North and Latin America. In future filings please separately disclose your revenues and long-lived assets attributed to your country of domicile. Also disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.”

Response: We acknowledge the Staff’s comment and agree to separately disclose revenues and long-lived assets for the United States of America within the Segment Information section of our future filings. Additionally, we will disclose that revenue from external customers is allocated based on the country to which products are shipped to or where the services are performed.

We acknowledge the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like to discuss or have any additional questions or concerns I can be contacted at +61 2 8884 2090.

Very truly yours,

ResMed Inc.

/S/ Brett Sandercock

………………………………………….

Chief Financial Officer